February 21, 2006
Mr. David R. Humphrey
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
CF / AD5
100 F Street N.E.
Washington, D.C. 20549-3561

Re:	Dynamex Inc. Form 10-K for the year ended July 31, 2005 Commission File Number 000-21057
Dear Mr. Humphrey:
On behalf of Dynamex, Inc., a Delaware corporation (the “Company”), the following comments are in answer to the Staff’s comments contained in your letter dated February 10, 2006 (the “Comment Letter”). In order to facilitate your review of the Company’s response, we have identified the specific comment response by reprinting the comment from your letter immediately preceding the Company’s response. The response is as follows:
Item 6. Selected Financial Data, page 14
1. Staff Comment: “We note that you have presented EBITDA as a component of your tabular presentation of selected financial data, and that you have justified it’s inclusion because you believe it is a widely accepted financial indicator of a your ability to service and/or incur debt, maintain current operating levels of fixed assets, and acquire additional operations and businesses. In short, you believe it is useful to investors and analysts as a liquidity measure. We also note, however, that you have reconciled EBITDA to Net Income. FR 65 requires non-GAAP measures to be reconciled to the most comparable GAAP measure, and that the disclosure justifying the presentation of a non-GAAP measure indicates the purposes for which management uses the non-GAAP financial measure. Supplementally explain to us and revise your disclosure to indicate the purposes for which you use EBITDA. Should you find that your use is as a liquidity measure rather than a performance measure, please revise your reconciliation appropriately. Specifically, EBITDA used as a performance measure should be reconciled to net income while EBITDA used as a liquidity measure should be reconciled to operating cash flow. Our comment applies to EBITDA presentations in both filed and furnished documents.”

U.S. Securities and Exchange Commission
February 21, 2006

1. Response: In response to the Staff’s comment concerning the non-GAAP disclosure of EBITDA and the justification of its inclusion contained in Footnote 2) to the tabular presentation, please be advised that Footnote 2) to such Selected Financial Data will be revised in future filings to make clear that the Company’s management uses EBITDA as a measure of the Company’s performance. Accordingly, the Company’s management believes that the reconciliation of EBITDA to Net Income is appropriate. As a matter of clarification, the Company grew rapidly in the late 1990s, partially financed with debt levels that at one point exceeded $50 million. Certain of the Company’s loan covenants included compliance with minimum EBITDA levels, and the Company had reported negative EBITDA levels prior to 1996. It was during this time period that the Company initially included a line for EBITDA within Item 6 of its Form 10-K. During the most recent fiscal year ended July 31, 2005, all of the Company’s revolving debt was repaid, and although a credit facility remains in place along with an EBITDA compliance provision, EBITDA as a liquidity measure has become less relevant to the Company. Nevertheless, management believes the Company’s investors and analysts have come to view EBITDA as an important performance measure for our business. We have developed this understanding from the language used in the inquiries of our management team posed by investors in our quarterly earnings conference calls and at presentations we have made to institutional investors. Internally, the Company presents EBITDA information to our Board of Directors in the monthly financial reports where it is compared to the prior year amounts and to the related budgeted amounts.
The Company expects to present a revised Footnote 2) as follows:
“EBITDA is defined as income excluding interest, taxes, depreciation and amortization (as presented on the face of the income statement). EBITDA is supplementally presented because management believes that it is a widely accepted and useful financial indicator regarding our results of operations. Management believes EBITDA assists in analyzing and benchmarking the performance and value of our business. Although our management uses EBITDA as a financial measure to assess the performance of our business compared to that of others in our industry, the use of EBITDA is limited because it does not include certain costs that are material in amount, such as interest, taxes, depreciation and amortization, necessary to operate our business. EBITDA is not a recognized term under generally accepted accounting principles and, when analyzing our operating performance, investors should use EBITDA in addition to, not as an alternative for, operating income, net income and cash flows from operating activities. Investors also should note that our presentation of EBITDA may not be comparable to similarly titled measures used by other companies.”
* * * * *
In connection with this response to the Staff’s comments, the Company acknowledges the following:

U.S. Securities and Exchange Commission
February 21, 2006

•     The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•     Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•     the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Your consideration of these responses is greatly appreciated. Should you have any questions regarding these responses, please feel free to contact me at 214.561.7503 or Samuel T. Hicks, Corporate Controller, at 214.561.7515.
Sincerely,
/s/ Ray E. Schmitz
Ray E. Schmitz
Vice President and Chief Financial Officer